WE'RE SO DEAD MOVIE LLC

FINANCIAL STATEMENTS

For the fiscal year ending December 31, 2023

(Unaudited)

We're So Dead, LLC

Balance Sheets

As of December 31, 2023

ASSETS

Current Assets

Cash and Cash Equivalents	$88,461.53
Prepaid expenses	$0.00
Accounts Receivable	$0.00
Total Current Assets	**$88,461.53**
Total Assets	**$88,461.53**

LIABILITIES AND SHAREHOLDER EQUITY

Current Liabilities 2023	**December 31,**
Accounts Payable	$ 0.00
Total Liabilities	**$ 0.00**

Equity

Net Income	$0.00
Total Equity	**$0.00**
Total Liabilities + Equity	**$ 00.00**

We're So Dead, LLC

Statement of Operations

Operating Income		<u>**2023**</u>	
Operating Revenue		$94,759.35	
Partnership Revenue		0.00	

Gross Profit		$88,461.53	

Operating Expenses			
Talent	$	0.00	
Production Labor		0.00	
Travel (talent)		0.00	
Set Decoration & Props		0.00	
Camera Rental and Expenses		0.00	
Grip, Electric and Light Rental and Expenses		0.00	
Wardrobe Purchases and Rentals			0.00
Makeup and Special Effects Purchases and Rentals		0.00	
Location Rentals		0.00	
Permits		0.00	
Meals and Craft Services			0.00
Media Storage		0.00	
Legal and Professional Fees		0.00	
Insurance		0.00	
WeFunder Fees		6,277.00	
Post Production		0.00	
Bank Fees		21.00	
Misc Office Expenses		0.00	

NET INCOME		$88,461.53	

We're So Dead, LLC
Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK		Add'l Paid in Capital	Retained Earnings (Accumulated Debt)	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE, SEPT 1, 2022	--	$ --	--	$ --	$ --	$ --	$ --
Contributions	836.91	$ 83,691	--	$ --	$ --	$ --	$ --
Other Comprehensive Gain/(Loss)	--	$ --	--	$ --	$ --	$ --	$ --
Net Income	--	$ --	--	$ --	$ --	$ --	$ --
ENDING BALANCE, DEC 31, 2024	836.91	$83,691	--	$ --	$ --	$ --	$ --

We're So Dead, LLC
Statement of Cash Flows

	2023
Cash Flows from Operating Activities	
Net Income/(Loss) for the Period	$ 88,461.53
Change in Prepaid Expenses	--
Change in Payables	--
	———
Net Cash Flows from Operating Activities	**$ 88,461.53**
Cash Flows from Financing Activities	
WeFunder Capital Raise	$ 83,691.00
Additional Capital Raise	$ 200.00
Product Placement Revenue	$ 10,000.00
Loans	$ 0.00
Interest	$ 868.53
	———
Net Cash Flows from Financing Activities	**$ 94,759.53**
Cash at Beginning of Period	$0.00
Net Increase (Decrease) in Cash	$ 94,759.53
Cash at End of Period	$88,461.53
	———

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2023

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES
We're So Dead Movie LLC ("the Company") was formed in Georgia on September 1, 2022. The Company plans to produce a comedy-horror feature film intended for eventual self-distribution.

The Company intends to issue an offering under Regulation Crowdfunding under the Securities Act of 1933, as amended. After paying a percentage to the crowdfunding platform, the Company will retain remaining proceeds.

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION
The Company includes in current assets and liabilities retainage amounts receivable and payable under construction contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS
For the purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTING ACTIVITIES
Investing activities include making and collecting loans, purchasing and selling debt or equity instruments of other reporting entities, and acquiring and disposing of property, plant, and equipment and other productive assets used in the production of goods or services.

FINANCING ACTIVITIES
Financing activities include borrowing money and repaying or settling the obligation, and obtaining

equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY

No stock was issued, nor dividends paid for the periods under review.